UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                               (AMENDMENT NO. 1)*

                                 IMAGINON, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45246K 10 4
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)    [ ]
        (b)    [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                4,433,961

6.      SHARED VOTING POWER

               0

7.      SOLE DISPOSITIVE POWER

               4,433,961

8.      SHARED DISPOSITIVE POWER

               0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,433,961

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*    [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.11%

12.     TYPE OF REPORTING PERSON*


               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of ImaginOn, Inc. beneficially owned by the Reporting Person specified herein as of December 31, 2001 and amends and supplements the
Schedule 13G dated November 21, 2000 filed by the Reporting Person (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.



ITEM 4.        OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

                      4,433,961

                  The Tail Wind Fund, Ltd. ("Tail Wind") beneficially owns a total of 4,433,961 shares of Common Stock, which includes: (i) 3,834,486 shares of Common Stock held, (ii) Warrants which are exercisable for 149,869 shares of Common Stock, and (iii) Warrants which are exercisable for 449,606 shares of Common Stock.

                  Each of the above calculations is determined as of December 31, 2001.


         (b)    Percent of class:

                  Tail Wind's aggregate beneficial ownership of 4,433,961 shares of Common Stock constitutes 6.11% of all of the outstanding shares of Common Stock, based upon 72,547,418 outstanding shares of Common Stock as of November 14, 2001 plus the number of shares underlying the Warrants held by Tail Wind.

        (c)    Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote

                             4,433,961

               (ii)  Shared power to vote or to direct the vote

                             Not applicable.

               (iii)  Sole power to dispose or to direct the disposition of

                             4,433,961


                   (iv)  Shared power to dispose or to direct the disposition of

                             Not applicable.


ITEM 10.   CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: February 22, 2002          THE TAIL WIND FUND, LTD.

                                   By:   TAIL WIND ADVISORY AND MANAGEMENT LTD.,
                                          its investment manager



                                           By: /s/ David Crook
                                       ---------------------------------
                                            David Crook
                                            President